Exhibit 16.1

October 5, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Expro Group Holdings N.V., formerly named Frank’s International N.V. (the “Company”) and, under the date of March 1, 2021, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019, and the effectiveness of internal control over financial reporting as of December 31, 2020. On October 1, 2021, we were dismissed, which will be effective following the completion of our review of the Company’s interim consolidated financial statements for the quarter ended September 30, 2021. We have read the Company's statements included under Item 4.01 of its Form 8-K dated October 5, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements included in the second paragraph of Item 4.01(b).

Very truly yours,

/s/ KPMG LLP